Exhibit 3.03

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

IDT CORPORATION

(pursuant to Section 242 of the Delaware General Corporation Law)

IDT Corporation, a Delaware corporation, hereby certifies as follows:

1. The name of the corporation is IDT Corporation (hereinafter the “Corporation”).

2. The Corporation’s Certificate of Incorporation was initially filed with the Secretary of State of the State of Delaware on December 22, 1995 and a Restated Certificate of Incorporation was filed on February 7, 1996, and an amendment to the Restated Certificate was filed on July 3, 2000.

3. The Restated Certificate of Incorporation of the Corporation is hereby further amended by deleting Article Fifth thereof and replacing it with the following:

“FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three (3) and not more than seventeen (17) directors, the exact number of which shall be fixed from time to time by the Board of Directors.

A director shall hold office until the next occurring annual meeting of stockholders following his or her election and until his or her successor shall be elected and shall qualify, subject, however, to prior death or incapacity, resignation, retirement, disqualification or removal from office.

The directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Restated Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

Subject to the terms of any one or more classes or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies in the Board of Directors resulting from death or incapacity, resignation, retirement, disqualification or removal from office may be filled only by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and directors so elected shall hold office until the next occurring annual meeting of stockholders following appointment and until their successors are duly elected and qualified, or until their earlier death or incapacity, resignation, retirement, disqualification or removal from office.”

4. The foregoing amendment was duly approved by the Board of Directors and recommended to be adopted by the stockholders of the Corporation in accordance with Section 242 of the Delaware General Corporation Law, and was adopted by the written consent of the majority stockholder in accordance with Section 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on its behalf this 18th day of April, 2006.

IDT CORPORATION

By:	/s/ Joyce J. Mason
	Name:	Joyce J. Mason
	Title:	Secretary and Senior Vice President

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